Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, KS 66211
913-663-2310

September 9, 2009

By EDGAR and facsimile (202) 942-9244, (703) 813 6982

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-5

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Tracy L. McNeil

Re:

Empire Energy Corporation International

Registration Statement on Form S-1/A

Filed August 31, 2009

Registration No. 333-159119

Request for Acceleration of Effective Date

Dear Ms. McNeil:

Pursuant to Rule 461 under the Securities Act of 1933, the above-named registrant hereby requests that the effective date of the above-referenced registration statement be accelerated so that the registration statement may be declared effective at 4:00 p.m. Washington, D.C. time on Monday, September 14, 2009, or as soon thereafter as is practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Empire Energy Corporation International

By: /s/John C. Garrison

John C. Garrison, President